UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A
AMENDMENT NO. 1

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 13, 2004 (June 28, 2004)

Behringer Harvard Mid-Term Value Enhancement Fund I LP

(Exact Name of Registrant as Specified in Its Charter)

Texas	**333-100126**	**71-0897613**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

15601 Dallas Parkway, Suite 600, Addison, Texas
75001

(Address of principal executive offices)

(Zip Code)

(866) 655-1610

(Registrant's telephone number, including area code)

1323 North Stemmons Freeway, Suite 211, Dallas, Texas
75207

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Pursuant to the requirements of the Securities and Exchange Act of 1934, Behringer Harvard Mid-Term Value Enhancement Fund I LP (the “Partnership”) hereby amends its Current Report on Form 8-K dated July 13, 2004 to provide the required financial statements relating to the acquisition by the Partnership of the Northpoint Property, located in Dallas, Texas, as described in such Current Report.

After reasonable inquiry, the Partnership is not aware of any material factors relating to the Northpoint Property that would cause the reported financial information relating to the Northpoint Property not to be necessarily indicative of future operating results.

Item 9.01. Financial Statements and Exhibits

Page

(a) Financial Statements of Businesses Acquired.

(b) Pro Forma Financial Information.

(c) Exhibits.

None

Report of Independent Auditors

To the Partners of Behringer Harvard
  Mid-Term Value Enhancement Fund I LP

We have audited the accompanying Statement of Revenues and Certain Expenses of Northpoint (the "Property") for the year ended December 31, 2003. This Statement of Revenues and Certain Expenses is the responsibility of the Company's management. Our responsibility is to express an opinion on the Statement of Revenues and Certain Expenses based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement of Revenues and Certain Expenses is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Statement of Revenues and Certain Expenses. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Statement of Revenues and Certain Expenses. We believe that our audit provides a reasonable basis for our opinion.

The accompanying Statement of Revenues and Certain Expenses was prepared for purposes of complying with the rules and regulations of the Securities and Exchange Commission as described in Note 1 and is not intended to be a complete presentation of the Property's revenues and expenses.

In our opinion, the Statement of Revenues and Certain Expenses referred to above presents fairly, in all material respects, the revenues and certain expenses described in Note 1 of Northpoint for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers LLP

Dallas, Texas
September 9, 2004

Northpoint
Statement of Revenues and Certain Expenses
For the Year Ended December 31, 2003 and the Six Month Periods Ended June 30, 2004 and 2003

	Year Ended December 31, 2003	Six Months Ended June 30, 2004 (Unaudited)	Six Months Ended June 30, 2003 (Unaudited)
Revenues:			
Rental Revenue	$ 1,024,268	$ 452,450	$ 526,444
Other Income	10,951	771	3,096
Total revenues	1,035,219	453,221	529,540
Expenses:			
Maintenance and service contracts	113,851	64,557	63,692
Utilities	191,351	93,102	86,316
Management fees	78,554	37,545	39,800
Property taxes and insurance	74,072	44,724	37,230
Administrative expenses	7,142	2,226	474
Total expenses	464,970	242,154	227,512
Revenues in excess of certain expenses	$ 570,249	$ 211,067	$ 302,028

The accompanying notes are an integral part of this statement.

Behringer Harvard Mid-Term Value Enhancement Fund I LP
Notes to the Statement of Revenues and Certain Expenses

1. **Basis of Presentation and Summary of Significant Accounting Policies**

   Basis of Presentation
   On June 28, 2004, Behringer Harvard Mid-Term Value Enhancement Fund I LP (the "Partnership"), acquired a two-story office building containing approximately 79,049 (unaudited) rentable square feet, located on approximately 5.1 acres (unaudited) of land (the "Northpoint Property"). The Northpoint Property is located in Dallas, Texas. The purchase price of the Northpoint Property was approximately $5,800,000. The Northpoint Property is held by Behringer Harvard Northpoint I LP, in which Behringer Harvard Northpoint I GP, LLC, a wholly owned subsidiary of the Partnership, is the general partner and the Partnership is the limited partner.

   The accompanying statement has been prepared on the accrual basis of accounting. The statement has been prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and for inclusion in a current report on Form 8-K of the Partnership. The statement is not intended to be a complete presentation of the revenues and expenses of the Property for the year ended December 31, 2003 as certain expenses, primarily depreciation and amortization expense, interest expense, and other costs not directly related to the future operations of the Property, have been excluded.

   Revenue Recognition
   Tenant leases are accounted for as operating leases. Rental revenue is recognized on a straight-line basis over the terms of the respective leases.

   Estimates
   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions of the reported amounts of revenues and certain expenses during the reporting period. Actual results may differ from those estimates.

2. **Leases**

   At December 31, 2003, the Property was approximately 70% (unaudited) occupied with three tenants. The minimum future cash rentals of tenant leases based on noncancelable operating leases held as of December 31, 2003 are as follows:

2004	$	899,911
2005		924,646
2006		931,430
2007		931,854
2008		787,685
Total	$	4,475,526

3.   Major Tenants

The following presents rental revenue from tenants who individually represent more than 10% of the Property's total rental revenue for the year ended December 31, 2003:

		2003
Centex Homes	$	466,921
Medical Edge Healthcare Group		339,899
PRG Schultz, Inc.		163,600

4. Statement of Revenues and Certain Expenses for the Six Month Periods Ended June 30, 2004 and 2003

The statements for the six-month period ended June 30, 2004 and 2003 are unaudited. In the opinion of management, all significant adjustments necessary for a fair presentation of the statements for the interim period have been included. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year for the operation of the Property.

Behringer Harvard Mid-Term Value Enhancement Fund I LP
Unaudited Pro Forma Consolidated Financial Information

On June 28, 2004, the Partnership, acquired a two-story office building containing approximately 79,049 rentable square feet, located on approximately 5.1 acres of land (the "Northpoint Property"). The Northpoint Property is located in Dallas, Texas. The purchase price of the Northpoint Property was approximately $5,800,000. The Partnership used proceeds from its public offering to pay the entire purchase price and all closing costs of the acquisition.

In the opinion of management of the Partnership, all material adjustments necessary to reflect the effects of the above transaction have been made. The unaudited pro forma consolidated balance sheet is not presented since the Northpoint Property acquisition occurred on June 28, 2004 and was reflected in the historical consolidated balance sheet as of June 30, 2004 as filed by the Partnership on Form 10-Q for the six months ended June 30, 2004.

Behringer Harvard Mid-Term Value Enhancement Fund I LP
Unaudited Pro Forma Consolidated Statement of Operations
For the six months ended June 30, 2004

The following unaudited Pro Forma Consolidated Statement of Operations is presented as if the Partnership had acquired the Northpoint Property as of January 1, 2003. This Pro Forma Consolidated Statement of Operations should be read in conjunction with the historical financial statements and notes thereto of the Partnership as filed on Form 10-Q for the quarter ended June 30, 2004. The Pro Forma Consolidated Statement of Operations is unaudited and is not necessarily indicative of what the actual results of operations would have been had the Partnership completed the above transaction on January 1, 2003, nor does it purport to represent the future operations of the Partnership.

	Six months ended June 30, 2004 As Reported (a)	Prior Acquisition Pro Forma Adjustments (b)	Pro Forma Adjustments		Six months ended June 30, 2004 Pro Forma
Revenue					
Rental revenue	$ 129,805	$ 49,451	$ 444,755	**(c)** $	636,537
		3,092	9,434	**(d)**	
Recoverable expenses	-	28,715	6,075	**(e)**	34,790
Other income	-		771	**(c)**	771
Total revenues	129,805	81,258	461,035		672,098
Expenses					
Real estate taxes	25,386	17,882	39,000	**(f)**	82,268
Property operating expenses	16,845	-	163,383	**(g)**	197,136
		10,833	6,075	**(e)**	
Property and asset management fees	7,150	1,731	15,836	**(h)**	42,468
		3,194	14,557	**(i)**	
General and administrative	113,859	-	2,226	**(j)**	116,085
Depreciation and amortization	31,162	22,170	146,114	**(k)**	199,446
Total expenses	194,402	55,810	387,191		637,403
Other income	11,948	-	-		11,948
Net income (loss)	$ (52,649)	$ 25,448	$ 73,844	$	46,643
Allocation of net income (loss):					
Net income (loss) allocated to general partners	$ (3)			$	5
Net income (loss) allocated to limited partners	$ (52,646)			$	46,638
Weighted average number of limited partnership units outstanding	542,603		472,038	**(l)**	1,014,641
Net income (loss) per limited partnership unit	$ (0.10)			$	0.05

Behringer Harvard Mid-Term Value Enhancement Fund I LP
Unaudited Pro Forma Consolidated Statement of Operations
For the year ended December 31, 2003

The following unaudited Pro Forma Consolidated Statement of Operations is presented as if the Partnership had acquired the Northpoint Property as of January 1, 2003. This Pro Forma Consolidated Statement of Operations should be read in conjunction with the historical financial statements and notes thereto of the Partnership as filed on Form 10-K for the year ended December 31, 2003. The Pro Forma Consolidated Statement of Operations is unaudited and is not necessarily indicative of what the actual results of operations would have been had the Partnership completed the above transaction on January 1, 2003, nor does it purport to represent the future operations of the Partnership.

	Year ended December 31, 2003 As Reported (a)	Prior Acquisition Pro Forma Adjustments (b)	Statement of Revenues and Certain Expenses (c)	Pro Forma Adjustments	Year ended December 31, 2003 Pro Forma
Revenue					
Rental revenue	$ -	$ 266,840	$ 1,024,268	$ 18,868 (d)	$ 1,309,976
Recoverable expenses	-	130,712	10,951	-	141,663
Total revenues	-	397,552	1,035,219	18,868	1,451,639
Expenses					
Real estate taxes	-	86,628	74,072	(10,951) (e)	149,749
Property operating expenses	-	44,084	305,202	10,951 (e)	360,237
Property and asset management fees	-	8,820	78,554	(78,554) (f)	89,348
	-	15,330	-	35,849 (g)	
	-	-	-	29,349 (h)	
General and administrative	103,724	767	7,142	-	111,633
Depreciation and amortization	-	106,416	-	292,227 (i)	398,643
Total expenses	103,724	262,045	464,970	278,871	1,109,610
Other income	84	-	-	-	84
Net income (loss)	$ (103,640)	$ 135,507	$ 570,249	$ (260,003)	$ 342,113
Allocation of net income (loss):					
Net income (loss) allocated to general partners	$ (26)				$ 30
Net income (loss) allocated to limited partners	$ (103,614)				$ 342,083
Weighted average number of limited partnership units outstanding	5,000			1,003,982 (j)	1,008,982
Net income (loss) per limited partnership unit	$ (20.73)				$ 0.34

Behringer Harvard Mid-Term Value Enhancement Fund I LP
Unaudited Notes to Pro Forma Consolidated Statements of Operations

Unaudited Pro Forma Consolidated Statement of Operations for the six months ended June 30, 2004

a.   Reflects the historical operations of the Partnership for the six months ended June 30, 2004.

b.   Reflects the pro-forma revenues and expenses for the Hopkins Property for the period January 1, 2004 through March 12, 2004, date of acquisition, as reported in form 8-K/A dated May 26, 2004.

c.   Reflects the rental revenues and other income from the Northpoint Property.

d.   Reflects the amortization of the above and below market lease values over the remaining non-cancelable term of the leases of approximately 46 months.

e.   Reflects recoverable revenue and expense associated with the Northpoint Property.

f.   Reflects real estate tax expense associated with the Northpoint Property.

g.   Reflects the property operating expenses associated with the Northpoint Property.

h.   Reflects the property management fees associated with the current management of the Northpoint Property by HPT Management Services LP, an affiliate of the Partnership. HPT Management Services LP will receive 3.5% of annual gross revenues, as defined in the property management agreement.

i.   Reflects asset management fees associated with the Northpoint Property. The asset is managed by HPT Management Services LP, an affiliate of the Partnership, for an annual asset management fee of 0.5% of the asset value.

j.   Reflects the administrative expenses associated with the Northpoint Property.

k.   Reflects depreciation and amortization of the Northpoint Property using the straight-line method over the estimated useful lives as follows:

Description	Allocation	Weighted Average Estimated Useful Life
Land	$ 2,000,000	-
Building	3,230,449	25 years
Real estate intangibles [1]	639,314	3.9 years

[1] Included in real estate intangibles is $226,590 of above market lease value and $298,916 of below market lease value, which are amortized to rental income. See Note d.

l.   Reflects the adjustment to historical weighted average number of limited partnership units outstanding to reflect the acceptance of units needed to provide for the cash purchase price of the Northpoint Property and the Hopkins Property. The adjustment is computed as follows:

Cash needed to acquire the Northpoint Property (purchase price)	$	5,822,663
Cash needed to acquire the Hopkins Property (purchase price)		3,056,377
	$	8,879,040
Net cash received from each limited partnership unit issued	$	8.80 [1]
Limited Partnership units needed to purchase Northpoint and Hopkins Properties		1,008,982
Plus weighted average of actual outstanding units at June 30, 2004 in excess of 1,008,982		5,659
Less historical weighted average units outstanding at June 30, 2004		(542,603)
		472,038

[1]Net cash received per limited partnership unit issued is computed as $10 gross proceeds per unit less $0.70 commission per unit, $0.25 broker dealer fees per unit and $0.25 organization and offering costs per unit.

<u>Unaudited Pro Forma Consolidated Statement of Operations for the year ended December 31, 2003</u>

a. Reflects the historical operations of the Partnership for the year ended December 31, 2003.

b. Reflects the pro-forma revenues and expenses for the Hopkins Property for the period January 1, 2004 through March 12, 2004, date of acquisition, as reported in form 8-K/A dated May 26, 2004.

c. Reflects the revenues and expenses of the Northpoint Property for the year ended December 31, 2003.

d. Reflects the amortization of the above and below market lease values over the remaining non-cancelable term of the leases of approximately 46 months.

e. Reflects the adjustment of the historical statement of revenues and certain expenses for a reclassification of insurance expense to property operating expenses.

f. Reflects the reversal of historical property and asset management fees for the Northpoint Property.

g. Reflects the property management fees associated with the current management of the Northpoint Property by HPT Management Services LP, an affiliate of the Partnership. HPT Management Services LP will receive 3.5% of annual gross revenues, as defined in the property management agreement.

h. Reflects asset management fees associated with the Northpoint Property. The asset is managed by HPT Management Services LP, an affiliate of the Partnership, for an annual asset management fee of 0.5% of the asset value.

i. Reflects depreciation and amortization of the Northpoint Property using the straight-line method over the estimated useful lives as follows:

Description	Allocation	Weighted Average Estimated Useful Life
Land	$ 2,000,000	-
Building	3,230,449	25 years
Real estate intangibles [1]	639,314	3.9 years

[1] Included in real estate intangibles is $226,590 of above market lease value and $298,916 of below market lease value, which are amortized to rental income. See Note d.

j. Reflects the acceptance as of January 1, 2003 of 1,008,982 subscriptions needed to purchase the Northpoint property and prior acquisitions during the current year.

Cash needed to acquire the Northpoint Property (purchase price)	$ 5,822,663
Cash needed to acquire the Hopkins Property (purchase price)	3,056,377
	$ 8,879,040
Net cash received from each limited partnership unit issued	$ 8.80 [1]
Limited Partnership units needed to purchase Northpoint and Hopkins Properties	1,008,982
Less historical weighted average units outstanding at December 31, 2003	(5,000)
	1,003,982

[1]Net cash received per limited partnership unit issued is computed as $10 gross proceeds per unit less $0.70 commission per unit, $0.25 broker dealer fees per unit and $0.25 organization and offering costs per unit.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Behringer Harvard Mid-Term Value Enhancement Fund I LP

By: **Behringer Harvard Advisors I LP**
Co-General Partner

Dated: September 13, 2004   By: /s/ Gary S. Bresky
Gary S. Bresky
Chief Financial Officer and Treasurer